FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 6, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for November 6, 2007 and incorporated by reference herein is the Registrant’s immediate report dated November 6, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: November 6, 2007

BluePhoenix's ASNA Breaks One Million Mark Of Sales Of DataGate
Licenses With Over 4,000 Developers Having Moved From System i
To RPG For .NET On Microsoft's Visual Studio

—	Hundreds of customers around the world have already migrated with ASNA safeguarding their investment in people, applications, business processes, and data

—	Solution enables developers to continue developing with RPG on .NET platform

SAN ANTONIO, TX – November 6, 2007 – ASNA, a BluePhoenix company (NASDAQ: BPHX), announced today that they have broken the one million mark in the sale of DataGate licenses with over 4,000 RPG developers having moved to Microsoft’s Visual Studio .NET Framework. Together with ASNA’s Monarch automated migration tool, DataGate enables the migration of applications from the System i to the .NET platform and SQL Server.

“Companies today need to embrace standards-based solutions and modern platforms for which programming talent is widely available,” said Anne Ferguson, president of ASNA. “Our success in moving companies and developers to RPG for .NET and Microsoft SQL Server demonstrates that CIOs today are no longer buying the party line from other vendors that the only thing you can do with legacy System i code is ‘modernize’ it with screen scrapers, which only add dubious additional value, or rewrite it with PHP or a legacy 4GL, which can take years to rewrite and test.”

“Applications developed using RPG are often key components of business operations and simply cannot be considered disposable,” continued Ferguson. “Screen scraping them isn’t enough and it is very expensive and time consuming to rewrite them, especially given the alternative of an available automated migration solution that has been proven at companies worldwide.”

For more than 25 years ASNA has led the System i market in providing enterprises with the only viable solution to optimize their investment in RPG applications. ASNA products extend the value of these assets by enabling them to integrate effectively with modern technologies such as Web services, SOA, and component-based applications.

For more information about ASNA’s modernization solutions please visit www.asna.com.

About ASNA
ASNA has been developing visual programming and systems software for the midrange community since 1982. ASNA Web and Windows development products include ASNA Visual RPG for .NET, DataGate, and the ASNA DataGate Component Suite. ASNA Monarch is a fully integrated solution for transforming RPG applications to the Microsoft .NET platform. ASNA is a Microsoft Gold Certified Partner, a Microsoft Visual Studio Industry Partner, an IBM Tools Network Partner, and an Advanced Tier Member of IBM’s PartnerWorld for Developers. ASNA is also a founding member of the Midrange Alliance Program, or MAP, and is an exclusive Delivery Partner for the Microsoft NXT program for ISVs.  Business applications developed with ASNA Visual RPG (AVR) and DataGate are used by more than 1,000,000 end-users. Based in San Antonio, Texas, ASNA also has offices in Europe (Guildford, UK) and more than 20 international distributors.

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Colleen Pence	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+1210-408-0212, ext. 600	+1212-888-4570
cpence@bphx.com	paulmholm@gmail.com